EXHIBIT 11

BAIRNCO CORPORATION AND SUBSIDIARIES

CALCULATION OF BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
BASIC EARNINGS (LOSS) PER COMMON SHARE:

Net Income (Loss)	$ 1,361,000	$ (308,000)	$ 8,233,000

Weighted-average common shares outstanding	7,332,000	7,321,000	7,567,000

Basic Earnings (Loss) Per Common Share	$ 0.19	$ (0.04)	$ 1.09

DILUTED EARNINGS (LOSS) PER COMMON SHARE:

Net Income (Loss)	$ 1,361,000	$ (308,000)	$ 8,233,000

Weighted-average common shares outstanding	7,332,000	7,321,000	7,567,000
Common shares issuable in respect to
Options issued to employees
with a dilutive effect	5,000	--	111,000
Total common shares assuming full dilution	7,337,000	7,321,000	7,678,000

Diluted Earnings (Loss) Per Common Share	$ 0.19	$ (0.04)	$ 1.07

Basic earnings (loss) per common share were computed by dividing net income by the weighted-average number of shares of common stock outstanding during each year. Diluted earnings (loss) per common share includes the effect of all dilutive stock options except in 2001 because to do so would be antidilutive.